UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D-A

                    Under the Securities Exchange Act of 1934
			        (Amendment No. 2)*


                            CARLYLE CREDIT INCOME FUND
                      FORMERLY VERTICAL CAPITAL INCOME FUND
                                (Name of Issuer)

                          SHARES OF BENEFICIAL INTEREST
                         (Title of Class of Securities)

                                    92535C104
                                 (CUSIP Number)


          Relative Value Partners Group, LLC, 1033 Skokie Blvd, Suite 470
		       Northbrook, IL 60062, 847-513-6300
		  (Name, Address and Telephone Number of Person
		Authorized to Receive Notices and Communications)

				July 17, 2023
	  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [x]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 92535C104	 	13D	 	Page 2 of  Pages

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1.	NAMES OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	Relative Value Partners Group, LLC  TIN 47-4067697
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2.	 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)
(a)    [ ]
(b)    [ ]
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3.	 SEC USE ONLY

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4. 	SOURCE OF FUNDS (see instructions)


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5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)     [ ]
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6. 	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 	7.	SOLE VOTING POWER: 1,648,907

 	8.	SHARED VOTING POWER:0

 	9.	SOLE DISPOSITIVE POWER: 1,648,907

 	10. 	SHARED DISPOSITIVE POWER:0
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11. 	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,648,907
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12. 	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see instructions)    [ ]
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13. 	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	15.91%
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14. 	TYPE OF REPORTING PERSON (see instructions)

	IA
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CUSIP No. 92535C104	 	13D	 	Page 3 of   Pages
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Item 1.  Security and Issuer.

This statement on Schedule 13D Amendment (this "Schedule 13D Amendment") relates to the shares of beneficial interest (the "Shares") of VERTICAL CAPITAL INCOME FUND. (the "Issuer").

The address of the principal executive offices of the Issuer is: 80 Arkay Drive, Suite 110, Hauppauge, New York 11788.
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Item 2.  Identity and Background.

(a),(f) This Schedule D Amendment is being filed on behalf of Relative Value Partners Group, LLC, a limited liability company organized under the laws of the State of Delaware (the "Reporting Person").

(b) The principal business address for the Reporting Person is 1033 Skokie Blvd, Suite 470, Northbrook, IL 60062.

(c) The Reporting Person is a registered investment adviser with the United States Securities and Exchange Commission.

(d) The Reporting Person has not been convicted of a criminal proceeding during the last five years.

(e) The Reporting has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person is or was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.
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Item 3.  Source or Amount of Funds or Other Consideration.

Source or Amount of Funds or Other Consideration. The Reporting Person is not acquiring additional Shares that trigger the filing of this Schedule 13D Amendment. All of the Shares acquired by the Reporting Person were done on behalf of its advisory clients whose assets it manages on a discretionary basis.

This Schedule 13D Amendment filing was triggered by a need to clarify the Reporting Person's intent and not by an acquisition of additional shares. On July 17, 2023 the Reporting Person determined to change its intent from active to passive based upon a publicly announced change in management of the Issuer. It no longer seeks to influence and/or control the Issuer. Any transactions in the Issuer that occur after the filing of this Schedule 13D Amendment will be made on behalf of the advisory clients whom the Reporting Person serves. All funds will be client funds,including advisory client funds that are funds of the principals of the Reporting Person. Individual advisory client accounts may be levered, but the Reporting Person as a whole has not borrowed or leveraged any assets to facilitate past puchases of the Issuer, nor will it do so for any purchases in the future.

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Item 4.  Purpose of Transaction.

Purpose of Transaction. The Reporting Person is filing this Schedule 13D Amendment to reflect a change in its intent to influence and/or control the Issuer to a passive investor one.

The Reporting Person had previously filed a Schedule 13D on September 14, 2020, to indicate its change of intent from passive to active. It is now reversing that intent.

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CUSIP No. 92535C104	 	13D	 	Page 4 of    Pages
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The Reporting Person has not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the Shares reported herein.

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Item 5.  Interest in Securities of the Issuer.


(a) The Reporting Person owns 1,648,907 Shares, representing approximately 15.91% of the outstanding Shares of the Issuer. At no point did any transactions or transactions accumulate to a 1% change in ownership.

(b) The Reporting Person has sole power of these shares to vote or direct the vote, or dispose or to direct the disposition.

(c) Over the 60 day period preceding the date of the event requiring the filing of this Schedule 13D Amendment, the Reporting Person has NOT effected any transactions in the Issuer.

(d) To the knowledge of the Reporting Person, other than described in this
Schedule 13D Amendment, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares owned by it.

(e) Not applicable.
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CUSIP No. 92535C104	 	13D	 	Page 5 of    Pages
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Item 6.  Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer.

Other than as described in this Schedule 13D Amendment, there are no contracts, arrangements, understandings, or relationships among the Reporting Person named in Item 2 above and any person with respect to any securities of the Issuer.
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Item 7.  Material to Be Filed as Exhibits.

Not applicable
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CUSIP No. 92535C104	 	13D	 	Page 6 of  Pages
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				SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


		      Relative Value Partners Group, LLC


                               July 21, 2023
	               -------------------------------
	                            DATE


	                      /s/ MAURY FERTIG
                       -------------------------------
                                 SIGNATURE

	                MAURY FERTIG/MANAGING MEMBER
	              --------------------------------
	                        NAME/TITLE